                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                             Formula Footwear, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   346412-30-7
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                                 (CUSIP Number)

                             Jeffrey A. Rinde, Esq.
                               Bondy & Schloss LLP
                         60 East 42nd Street, 37th Floor
                               New York, NY 10165
                                 (212) 661-3535
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 15, 2004
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             (Date Of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346412-30-7

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1.    Names of Reporting Persons.          Ian Buller
      I.R.S. Identification Nos. of above persons (entities only).

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2.    Check the appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

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3.    SEC Use Only______________________________________________________________

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4.    Source of Funds (See Instructions)    SC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)____

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6.    Citizenship or Place of Organization    United Kingdom
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                      7.    Sole Voting Power            854,000
Number of Shares      ----------------------------------------------------------
Beneficially Owned    8.    Shared Voting Power          0
by Each Reporting     ----------------------------------------------------------
Person With           9.    Sole Dispositive Power       854,000
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                      10.   Shared Dispositive Power     0
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person   854,000
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)__

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13.   Percent of Class represented by Amount in Row (11)     7.1%
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14.   Type of Reporting Person (See Instructions)
          IN
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ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to shares of common stock, $.001 par value (the "Common Stock"), of Formula Footwear, Inc., a Utah corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4685 South Highland Drive, Suite 202, Salt Lake City, Utah 84117.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement is filed by Mr. Ian Buller ("Mr. Buller"). By his signature on this Statement, Mr. Buller agrees that this Statement is filed on his behalf.

         Mr. Buller is filing this Statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended (the "Act"), on his own behalf and not on behalf of any other party. Information with respect to Mr. Buller is given solely by Mr. Buller.

         (b) Mr. Buller's business address is 58 Garden Wood Rd., East Grinstead, West Sussex RH19 1FX, UK.

         (c) Mr. Buller's present principal occupation is as a company director.

         (d) Mr. Buller has not within the last five years been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Buller was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Buller is a citizen of the United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Effective as of April 15, 2004, VSUS Technologies Incorporated ("VSUS") became a wholly-owned subsidiary of the Issuer, when Formula Acquisition Corp., the Issuer's wholly-owned subsidiary, merged with and into it (the "Merger"). At the effective time of the Merger, each share of VSUS's issued and outstanding common stock was canceled and converted into one share of Common Stock of the Issuer. As a result, Mr. Buller acquired 649,000 shares of the Issuer's Common Stock.

         In addition, at the effective time of the Merger, each option to purchase shares of VSUS's common stock was converted into the right to receive, upon exercise of such option, an equal number of shares of the Issuer's Common Stock. As a result, Mr. Buller's options to purchase 205,000 shares of common stock of VSUS, at an exercise price of $.01 per share, which were granted to Mr. Buller on January 1, 2003 (the "Buller Options"), were converted into an equal number of options to purchase shares of Common Stock of the Issuer.

         The Buller Options, which expire on December 31, 2007, vested as to 25,625 shares of Common Stock on each of January 1, 2004 and March 31, 2004, and shall vest as to an additional 25,625 shares of Common Stock on each of: (i) June 30, 2004, (ii) September 30, 2004, (iii) December 31, 2004, (iv) March 31, 2005, (v) June 30, 2005 and (vi) September 30, 2005.

ITEM 4.  PURPOSE OF TRANSACTION

         For the past several years, the Issuer's primary business operations have involved seeking the acquisition of assets, property or businesses that may be beneficial to the Issuer and its stockholders. The purpose of the Issuer's issuance of shares of its Common Stock, and options to purchase shares of its Common Stock, to Mr. Buller, was to complete the Merger described in Item 3 above.

         Mr. Buller does not have any plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than as herein disclosed;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The only interests in the securities of the Issuer which Mr. Buller holds are the interests which have been described above in Items 3 and 4.

         As of the date hereof, the Issuer has 11,893,896 shares of Common Stock issued and outstanding.

         Assuming the vesting and exercise in full of the aggregate number of stock options of the Issuer held by Mr. Buller, Mr. Buller (i) has sole voting power and sole dispositive power over 854,000 shares of Common Stock of the Issuer, and (ii) does not have shared voting power and dispositive power over any shares of Common Stock of the Issuer. As a result, Mr. Buller controls approximately 7.1% of the Issuer's outstanding Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Buller and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 /s/ Ian Buller
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                                                 Ian Buller

Dated: April 26, 2004